                                    EXHIBIT 12

                           THOMAS & BETTS CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Thousands of Dollars)

                      Nine Months
                      Ended                  For the Years Ended
<s >
                      Sept. 29, Dec 31,  Jan. 1,    Jan. 2,  Dec. 31,  Dec. 31,
                      1996      1995     1995      1994      1992      1991

Earnings from
 continuing operations
 before income taxes  $103,027  $117,170 $    494   $59,942   $52,983   $55,465

Add:
 Interest on
  indebtedness          32,798    28,299   26,852    30,247    33,405    12,752

 Amortization of
 debt expense              905     1,364    1,133     1,062     2,538      -

 Portion of rents
 representative of
 the interest factor     5,943     7,920    7,377     7,011     6,515     3,816

Deduct:
 Interest capitalized
  and undistributed
  earnings from less-
  than-50-percent-
  owned entities        (6,393)   (2,848)  (1,863)       -       -        (376)

Earnings
 as adjusted          $136,280  $151,905  $33,993   $98,262   $95,441   $71,657

Fixed charges:
 Interest on
  indebtedness         $32,798   $28,299  $26,852   $30,247   $33,405   $12,752

 Amortization of
 debt expense              905     1,364    1,133     1,062     2,538      -

 Portion of rents
 representative of
 the interest factor     5,943     7,920    7,377     7,011     6,515     3,816

Total fixed charges   $ 39,646  $ 37,583  $35,362   $38,320   $42,458   $16,568

Ratio of earnings
 to fixed charges         3.4x      4.0x    0.96x       2.6       2.2x     4.3x

The ratio for the year ended January 1, 1995 of 0.96x, was inadequate to cover fixed charges by $1,369. This was due to a provision for restructuring operations of $79,011 provided in the third quarter of 1994.